Exhibit 99.2

CAPITALIZATION

The following table sets out SEK’s consolidated capitalization as at March 31, 2024. This table should be read in conjunction with the unaudited financial statements included in our Report on Form 6-K for the twelve months ended March 31, 2024.

(Skr millions)
Senior debt:
Long-term	257,101
Short-term	72,710
Total senior debt (1), (2)	329,811

Subordinated debt:
Long-term	-
Short-term	-
Total subordinated debt (1)	-

Equity:
Share capital (3,990,000) shares issued and paid-up, par value skr 1,000 (3)	3,990
Reserves	-32
Retained earnings	18,866

Total	22,824

Total capitalization	352,635

(1)	At March 31, 2024, our consolidated group had no contingent liabilities. Other than that disclosed herein, we had no other indebtedness as at March 31, 2024.

(2)	Unguaranteed and unsecured.

(3)	In accordance with our Articles of Association, SEK’s share capital shall neither be less than Skr 1,500 million nor more than Skr 6,000 million.

There has been no material change in SEK’s capitalization, contingent liabilities and guarantees since March 31, 2024.